UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SilverSun Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

82846H207
(CUSIP Number)

Jacobs Private Equity II, LLC
Bradley S. Jacobs
Five American Lane
Greenwich, CT 06831
Tel: 203-413-4000
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

 CUSIP No. 82846H207

1	NAMES OF REPORTING PERSONS
Jacobs Private Equity II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable. See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,893,978[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,893,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

[1]
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because JPE (as defined below) may be deemed to have beneficial ownership of such Shares as a result of entering into the April Voting and Support Agreement (as defined below). In addition to the above referenced Shares, the April Voting and Support Agreement provides that any additional Shares acquired by the Supporting Stockholders (as defined below) after the date of the April Voting and Support Agreement, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the April Voting and Support Agreement. As of April 14, 2024, as represented by the Supporting Stockholders, the Supporting Stockholders collectively beneficially owned 1,893,978 Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by JPE that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by JPE.

[2]
Calculated based on 5,315,581 Shares outstanding as of April 14, 2024, as represented by the Company (as defined below) in the A&R Investment Agreement (as defined below), and 1,893,978 Shares subject to the April Voting and Support Agreement (including options, rights and other securities that are exercisable for or convertible into Shares). This percentage could change in the event that additional shares become subject to the April Voting and Support Agreement, as described in Footnote 1.

CUSIP No. 82846H207

1	NAMES OF REPORTING PERSONS
Bradley S. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
Not applicable. See Item 3.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,893,978[1]

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,893,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because JPE (as defined below) may be deemed to have beneficial ownership of such Shares as a result of entering into the April Voting and Support Agreement (as defined below). In addition to the above referenced Shares, the April Voting and Support Agreement provides that any additional Shares acquired by the Supporting Stockholders (as defined below) after the date of the April Voting and Support Agreement, whether through the exercise of options, rights or other securities exercisable for or convertible into Shares, will be subject to the April Voting and Support Agreement. As of April 14, 2024, as represented by the Supporting Stockholders, the Supporting Stockholders collectively beneficially owned 1,893,978 Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by JPE that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed by JPE.

[2]
Calculated based on 5,315,581 Shares outstanding as of April 14, 2024, as represented by the Company (as defined below) in the A&R Investment Agreement (as defined below), and 1,893,978 Shares subject to the April Voting and Support Agreement (including options, rights and other securities that are exercisable for or convertible into Shares). This percentage could change in the event that additional shares become subject to the April Voting and Support Agreement, as described in Footnote 1.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 13, 2023 (the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Shares”), of SilverSun Technologies, Inc., a Delaware corporation (the “Company”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and restated as follows:

On December 3, 2023, as previously disclosed, the Company entered into an Investment Agreement (the “Original Investment Agreement”) with Jacobs Private Equity II, LLC (“JPE”) and the other investors party thereto (collectively with JPE, the “Investors”), providing for, among other things, an aggregate investment by the Investors of $1,000,000,000 in cash in the Company (collectively, the “Equity Investment”) and a spin-off of the Company’s existing business to its legacy stockholders (the “Spin-Off”).

On April 14, 2024, the Company entered into an Amended and Restated Investment Agreement (the “A&R Investment Agreement”) with JPE (on behalf of itself and on behalf of the other Investors) amending and restating the Original Investment Agreement. A description of the A&R Investment Agreement is included in Item 4 of this Schedule 13D, which is incorporated herein by reference.

As a condition to the willingness of JPE to enter into the A&R Investment Agreement (as defined below), on April 14, 2024, Mark Meller, the Sharieve Meller Family Trust and the Mark M. Meller Family Trust (collectively, the “Supporting Stockholders”) entered into a Voting and Support Agreement (the “April Voting and Support Agreement”) with JPE with respect to the Shares beneficially owned by the Supporting Stockholders.

As of April 14, 2024, as represented by the Supporting Stockholders, the Supporting Stockholders collectively beneficially owned 1,893,978 Shares. As described in response to Item 4, the Shares beneficially owned by the Supporting Stockholders have not been purchased by JPE, and thus no funds were used for such purpose. JPE did not pay any monetary consideration to the Supporting Stockholders in connection with the execution and delivery of the April Voting and Support Agreement. However, as a result of entering into the April Voting and Support Agreement, JPE may be deemed to be the beneficial owner of, and Mr. Jacobs may be deemed to be the indirect beneficial owner of, in the aggregate 1,893,978 Shares, or approximately 35.6% of the outstanding Shares, subject to the April Voting and Support Agreement. The Reporting Parties disclaim any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by the Reporting Parties as to the beneficial ownership of such Shares.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented and amended to include the following additional information:

The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

The purpose of the April Voting and Support Agreement is to facilitate the consummation of the transactions contemplated by the A&R Investment Agreement.

Pursuant to the A&R Investment Agreement, among other amendments to the Original Investment Agreement, the Spin-Off will not occur, and the Company’s existing business will continue to be owned by the Company. The Company’s stockholders as of the date that is one day prior to the closing of the Equity Investment will be entitled to receive an aggregate cash dividend of $17,400,000 million (amended from the $2,500,000 million cash dividend contemplated by the Original Investment Agreement), to be paid from proceeds received by the Company from the Equity Investment, and SilverSun’s existing operations will be retained. In addition, certain board designation rights of JPE that were contemplated to be included in the Original Investment Agreement will instead be included in amendments to the Company’s certificate of incorporation. The other material terms of the other transactions contemplated by the Original Investment Agreement, including the Equity Investment, are not affected by the amendments contained in the A&R Investment Agreement. The transactions contemplated by the A&R Investment Agreement, which have been approved by the Company’s board of directors, are subject to approval by the Company’s stockholders and other customary closing conditions.

Pursuant to the April Voting and Support Agreement, the Supporting Stockholders have agreed, among other things, to vote in favor of the approval of the Equity Investment and the other transactions contemplated by the A&R Investment Agreement, the amendment to the Company’s certificate of incorporation contemplated by the A&R Investment Agreement, and any equity incentive plan proposed by JPE pursuant to the A&R Investment Agreement, and to take, and refrain from taking, certain other actions in connection with the transactions, in each case, on the terms set forth in the April Voting and Support Agreement.

The foregoing descriptions of the A&R Investment Agreement and the April Voting and Support Agreement do not purport to be complete and are subject to, and qualified by, the full text of the A&R Investment Agreement (and the Exhibits thereto) and the April Voting and Support Agreement, copies of which are filed as Exhibits 99.4 and 99.5, respectively, and incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated as follows:

(a)-(b) As a result of the April Voting and Support Agreement, JPE may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 1,893,978 Shares and Mr. Jacobs may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to indirectly beneficially own 1,893,978 Shares. This number of Shares represents, for the purposes of Rule 13d-3, approximately 35.6% of the outstanding shares of voting stock of the Company based on the Company’s representations in the A&R Investment Agreement that there were 5,315,581 Shares issued and outstanding at the close of business on April 14, 2024. The Reporting Parties disclaim any beneficial ownership of such Shares, and nothing herein shall be deemed to be an admission by the Reporting Parties as to the beneficial ownership of such Shares.

Except to the extent that they may be deemed to beneficially own Shares by virtue of the April Voting and Support Agreement, the Reporting Parties do not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.

Except as set forth in this Item 5(a), neither JPE nor Mr. Jacobs beneficially owns any Shares.

(c) Except for the execution and delivery of the A&R Investment Agreement and the April Voting and Support Agreement, neither Reporting Party has effected any transaction in the Shares during the past 60 days.

(d) Except for the A&R Investment Agreement and the April Voting and Support Agreement and the transactions contemplated by those agreements, neither Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Joint Filing Agreement*

99.2
Investment Agreement, dated December 3, 2023, by and among SilverSun Technologies, Inc., Jacobs Private Equity II, LLC and the other Investors party thereto (incorporated by reference to Exhibit 2.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed December 4, 2023).*

99.3
Voting and Support Agreement, dated December 3, 2023, by and between Jacobs Private Equity II, LLC, Mark Meller, Sharieve Meller Family Trust and Mark M. Meller Family Trust (incorporated by reference to Exhibit 10.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed December 4, 2023).*

99.4
Amended and Restated Investment Agreement, dated April 14, 2024, by and among SilverSun Technologies, Inc. and Jacobs Private Equity II, LLC (on behalf of itself and on behalf of each of the other Investors party thereto) (incorporated by reference to Exhibit 2.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed April 15, 2024).

99.5
Voting and Support Agreement, dated April 14, 2024, by and between Jacobs Private Equity II, LLC, Mark Meller, Sharieve Meller Family Trust and Mark M. Meller Family Trust (incorporated by reference to Exhibit 99.1 to SilverSun Technologies, Inc.’s Current Report on Form 8-K filed April 15, 2024).

* Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JACOBS PRIVATE EQUITY II, LLC

Date: April 15, 2024	By:	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs
	Title:	Managing Member

Date: April 15, 2024	By:	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs